

December 8, 2023

Ignacio Madridejos
Chief Executive Officer
Ferrovial SE
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands

> **Re: Ferrovial SE**
> **Amendment No. 1 to Draft Registration Statement on Form 20-F**
> **Submitted November 21, 2023**
> **CIK No. 0001468522**

Dear Ignacio Madridejos:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F submitted November 21, 2023

Item 5. Operating and Financial Review and Prospects
5.B.6.2 Cash Flows Excluding Infrastructure Projects, Cash Flows from Infrastructure Projects and Adjusted Cash Flows, page 137

1. We note your responses to our comments 7 and 8 and your related revisions to your filing. Please provide us with additional clarification on how you are calculating Cash flows excluding infrastructure project companies and Cash flows from infrastructure projects, and revise your disclosure to clarify. Your response should address, but not be limited to, the following:
   - Please clarify what companies you are referring to when you say infrastructure project companies and if that includes both companies that are consolidated as well as those which are unconsolidated.

- Please clarify what is meant by financial interests.
- Please clarify what is meant by equity investments.
- With respect to the two tables on page 138, please clarify how the amounts in the columns for Ex-Infrastructure Projects Cash Flow and Infrastructure Projects Cash Flow are derived and allocated.
- With respect to the two tables on page 138, please further clarify the nature of the items in adjustments column and how they are derived.

Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020
1.3 Accounting Policies
Toll roads business, page F-65

2. We note your response to comment 11. Please revise your footnote disclosure to clarify, as you have in your response, that the scenario where the concessionaire has subcontracted the infrastructure construction to an external company relates to an equity-method investee's accounting policy, or tell us how you determined it is unnecessary to clarify your accounting policy.

   Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: M. Ryan Benedict